STATEMENT OF FINANCIAL CONDITION

Tudor Pickering Holt & Co Advisors LP

With Report of Independent Registered Public Accounting Firm
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68888

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tudor, Pickering, Holt & Co. Advisors LP

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 Bagby St, Ste 5100
(No. and Street)

Houston (City) TX (State) 77002 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexandra Pruner, Chief Financial Officer (212) 287-3191
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Alexandra Pruner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tudor, Pickering, Holt & Co. Advisors LP, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA SHARKEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SH6191303
Qualified In New York County
My Commission Expires 08-11-2020

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tudor Pickering Holt & Co. Advisors LP

Statement of Financial Condition

December 31, 2017

Contents

Report of Independent Registered Public Accounting Firm



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the General Partner of Tudor Pickering Holt & Co Advisors LP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tudor Pickering Holt & Co Advisors LP (the "Partnership") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Partnership at December 31, 2017 in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Partnership's auditor since 2016.

February 26, 2018

Tudor Pickering Holt & Co. Advisors LP

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	10,103,198
Financial advisory fees receivable		7,111,056
Receivables from affiliates		253,232
Prepaid expenses and other assets		637,350
Total assets	$	18,104,836

Liabilities and Partner's Capital

Liabilities

Accounts payable and accrued liabilities	$	139,522
Payables to affiliates		2,698,963
Total liabilities		2,838,485
Partners' capital		15,266,351
Total liabilities and partners' capital	$	18,104,836

The accompanying notes are an integral part of this Statement of Financial Condition.

1. **Organization and Summary of Significant Accounting Policies**

    Organization

    Tudor, Pickering, Holt & Co. Advisors, LLC, a Delaware Limited Liability Company, was formed in May 2011 and was converted to Tudor Pickering Holt & Co Advisors LP, a Delaware Limited Partnership (the "Partnership") on December 30, 2016. TPH Advisors GP LLC is the general partner ("General Partner") of the Partnership. Perella Weinberg Partners Group LP ("PWP Group" or "Parent") is the managing member of the General Partner. The Partnership received regulatory approval in February 2012 to operate as a broker-dealer registered with the Securities and Exchange Commission ("SEC") under rule 15c3-3(k)(2)(i) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership claims exemption under SEC Rule 15c3-3(k)(2)(i) from certain regulations concerning reserves and protection of customer securities as the Partnership does not carry customer accounts and does not otherwise hold funds or securities for or owe money or securities to customers. Consequently, a computation of reserve requirements and information relating to the possession or control requirements pursuant to SEC Rule 15c3-3 is not required.

    The Partnership is a wholly owned subsidiary of Perella Weinberg Partners Group LP, a limited partnership wholly owned by PWP Holdings LP. The Partnership provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. The Partnership is based in Houston, Texas, and maintains branch offices in Denver, Colorado, and New York, New York. At December 31, 2017, the Partnership was registered as a broker-dealer in 3 states.

    Use of Estimates

    The preparation of the Statement of Financial Condition in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. The Partnership believes that the estimates utilized in preparing this Statement of Financial Condition are reasonable and prudent. Actual results could differ from these estimates.

    Cash and Cash Equivalents

    Cash consists of cash held at banks. The Partnership defines cash equivalents as highly liquid financial instruments with original maturities of three months or less at the time of purchase. The Partnership maintains its cash with a major bank with a high credit rating. Cash can be withdrawn without restriction. As of December 31, 2017, the Partnership did not hold any cash equivalents.

    Allowance for Doubtful Accounts

    Any allowance for doubtful accounts is recorded based upon the estimate of financial advisory fees, which the Partnership does not expect to collect. It is estimated based on a number of factors, including the clients' ability to meet their financial obligations, as well as general factors such as the length of time the receivables are past due and historical collection experience.

    At December 31, 2017, all receivables were determined to be collectible and therefore no allowance for doubtful accounts was deemed necessary.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consists primarily of amounts paid for subscriptions for market data, software licenses, insurance, and annual filing fees net of amortization. These amounts are amortized over the life related service period or policy.

Revenue Recognition and Deferred Revenue

The Partnership provides investment banking and financing advice and assists customers with mergers and acquisitions in the energy industry. Below is a description of the revenue recognition policies for these services.

Financial advisory fees – The Partnership provides merger-and-acquisition, private placement and financial advisory services. The Partnership recognizes advisory fees as services are performed, the transactions are substantially completed, the fees are determinable and collection is reasonably assured. Financial advisory fees are generally comprised of the following: (i) transaction fees based on the occurrence of certain events (as defined in the respective engagement letters) that are recognized when the transaction is substantially completed, under the terms of each assignment; (ii) retainer fees that are recognized monthly or quarterly; and (iii) discretionary transaction fees that are recognized when services are substantially completed and the client has confirmed that a discretionary fee will be paid.

Rebillable expense income – The Partnership incurs certain expenses in connection with financial advisory services that are rebilled to the client. Rebillable expense income is recorded when billed.

Deferred revenue – Amounts billed to or payments received from clients in advance for fees and expenses are recognized as deferred revenue on the Statement of Financial Condition until such time as the revenue recognition criteria described above are met.

Affiliate Expense Allocation

Certain expenses of the Partnership are processed and paid by its affiliates: the Parent, PWP Employer LP, and Tudor, Pickering, Holt & Co. Management, LLC. Expenses specifically related to the Partnership are paid directly by the Partnership, whereas shared expenses are allocated to each affiliate based upon various allocation methodologies, which utilize a combination of factors including, but not limited to, square footage, headcount, and percentage of time spent. These amounts result in receivables and payables with affiliates which are settled in cash within 12 months. See Note 5 for further explanation of affiliate transactions.

Employee Compensation and Benefits

Employee compensation and benefits expense includes compensation, payroll taxes, deferred compensation, and other benefits for employees.

Income Taxes

The Partnership is treated as a disregarded entity for state and federal income tax purposes.

Recent Accounting Pronouncements

Revenue Recognition – Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 updated the accounting standards for revenue from contracts with customers. The update provides a five-step revenue recognition model for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers. ASU 2014-09 also updates the accounting for certain costs associated with obtaining and fulfilling a customer contract and requires disclosure of quantitative and qualitative information that enables users of financial statements to understand the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. Subsequent related updates provide clarification on certain revenue recognition guidance in the new standard. The standard is effective for interim and annual periods beginning after December 15, 2017 and early adoption is permitted for the Partnership's interim and annual periods beginning after December 15, 2016.

The Partnership will adopt the revenue recognition guidance as of January 1, 2018 on a modified retrospective basis. The Partnership's implementation efforts included the identification of revenue within the guidance and the review of the customer contracts to determine the Partnership's performance obligation and the associated timing of each performance obligation. The Partnership concluded that there will be no material impact to the recognition and measurement of contracts with customers. Therefore, adoption will not require an adjustment to beginning retained earnings for the year ended December 31, 2018.

2. **Net Capital Requirement**

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). In accordance with paragraph (a)(2) of SEC Rule 15c3-1, the Partnership is required to maintain minimum net capital equal to the greater of the minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness, as defined by the rule. At December 31, 2017, the Partnership had net capital of $7,264,713, which resulted in excess net capital of $7,075,481. The Partnership's ratio of aggregate indebtedness to net capital was 0.39 to 1.

3. **Partners' Capital**

Profits and losses are allocated in accordance with the Partners' respective percentage interests, as defined in the Agreement. The Partners' capital as of December 31, 2017 is solely that of PWP Group, the limited partner. Distributions may be made in such amounts as may be determined by the General Partner, in its sole discretion. For the year ended December 31, 2017, the Partnership made distributions of $14,996,000 to PWP Group.

4. **Employee Benefit Plan**

The Partnership's employees participate in a defined contribution and profit sharing plan qualified under Section 401(k) of the Internal Revenue Code which is offered and administered by an affiliate of the Partnership. The 401(k) Plan allows eligible employees to contribute up to 90% of their eligible compensation, subject to IRS limitations. Under the provisions of the 401(k) Plan, the Partnership, at its discretion, may make contributions and match participant contributions, up to 4% of each participant's annual compensation, subject to IRS limitations.

5. **Related Party Transactions**

The Partnership pays fees to affiliates for services received.

Franchise fees – The Partnership uses the Tudor, Pickering, Holt, & Co brand in its name and other affiliated benefits, and therefore is charged a franchise fee by the Parent. The franchise fee is calculated based upon 3% of the Partnership's revenue, excluding rebillable expense income and affiliate fee revenue.

Administrative fees – The Partnership receives administrative services, including payroll, health care and the defined contribution plan, in accordance with the service agreement between the Partnership and PWP Employer LP. Under the service agreement the Partnership pays a fee calculated at $4 per calendar day per employee.

Other Related Party Transactions

Certain operating expenses of the Partnership are processed and paid by its affiliates: the Parent, PWP Employer LP, and Tudor, Pickering, Holt & Co. Management, LLC.

During the year ended December 31, 2017, the Partnership made distributions to the Parent totaling $14,996,000 in the ordinary course of business.

The Partnership is included in the combined Texas state franchise tax return with its affiliates. Any applicable taxes are remitted by an affiliate on behalf of the Partnership. The Partnership reimburses the affiliate for the taxes paid on its behalf.

Outstanding Receivables and Payables

As of December 31, 2017, the Partnership has outstanding receivables from and payables to affiliates related to the above transactions which are shown separately on the Statement of Financial Condition. The Partnership settles receivables and payables with affiliates in cash within 12 months of incurrence.

6. **Commitments, Contingencies and Indemnifications**

In the normal course of its operations, the Partnership enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. However, based on experience, the Partnership expects the risk of loss to be remote.

7. **Concentration of Credit Risk and Sector Risk**

The Partnership maintains cash deposits with banks which from time to time may exceed federally insured limits. Management periodically assesses the financial condition of these institutions and believes that risk of loss is remote.

At December 31, 2017, the financial advisory fees receivable balance of $7,111,056 was concentrated in 16 clients (of which $6,827,451 was received through the date of issuance of this Statement of Financial Condition) in the energy sector. In the event that these clients do not fulfill their obligations, the Partnership may be exposed to credit risk for a maximum amount of $283,605. The Partnership's policy is to monitor the credit standing of each client with which it conducts business.

8. **Subsequent Events**

The Partnership has performed an evaluation of subsequent events through February 26, 2018, which is the date the Statement of Financial Condition was available for issuance. There have been no material subsequent events that would require recognition in this Statement of Financial Condition or disclosures in the notes to the Statement of Financial Condition.